United States

Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of

January 2024

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F ☐ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers during the month ended on December 31, 2023.

Company: PETROLEO BRASILEIRO S.A. - PETROBRAS
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	PETR4				104.136.909	1,8589%	0,7983%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price	Volume (R$)
Shares	PETR4	Itaú Corretora De Valores S.A.	Buy	01/04/2024	2.048.300	39,0011	79.885.966,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/05/2024	1.682.400	38,7643	65.217.039,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/08/2024	1.092.300	37,8638	41.358.640,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/09/2024	1.037.200	38,2746	39.698.372,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/10/2024	1.176.900	37,7750	44.457.447,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/11/2024	601.700	37,8409	22.768.875,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/12/2024	1.043.500	38,4201	40.091.407,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/15/2024	800	38,0675	30.454,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/16/2024	1.217.700	38,3107	46.650.886,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/17/2024	1.136.200	37,9337	43.100.271,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/18/2024	879.800	37,7610	33.222.161,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/19/2024	986.500	37,5038	36.997.503,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/22/2024	51.800	37,4251	1.938.619,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/23/2024	263.900	37,5797	9.917.292,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/24/2024	1.127.800	38,1339	43.007.439,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/25/2024	224.200	38,2954	8.585.830,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/26/2024	12.500	39,0900	488.625,00
Shares	PETR4	Itaú Corretora De Valores S.A	Buy	01/29/2024	587.900	40,0295	23.533.331,00

Ending balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
Shares	PETR4	119.308.309	2,1297%	0,9146%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A–PETROBRAS (Registrant) By SERGIO CAETANO LEITE Chief Financial Officer and Investor Relations Officer

Date: February 8, 2024